United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

This Report comprises: Information given to Euronext London and/or Euronext Amsterdam and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit 1	Total Voting Rights dated 31 July 2017
Exhibit 2	PDMR Dividend Reinvestment dated 3 July 2017
Exhibit 3	PDMR Dividend Reinvestment dated 3 July 2017
Exhibit 4	PDMR Dividend Reinvestment dated 3 July 2017
Exhibit 5	PDMR Dividend Reinvestment dated 3 July 2017
Exhibit 6	PDMR Sale of Shares dated 6 July 2017
Exhibit 7	PDMR Sale of Shares dated 26 July 2017
Exhibit 8	PDMR Acquisition of Shares dated 27 July 2017
Exhibit 9	PDMR Acquisition of Shares dated 27 July 2017
Exhibit 10	PDMR Acquisition of Shares dated 27 July 2017
Exhibit 11	PDMR Acquisition of Shares dated 27 July 2017

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: August 1, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

Exhibit 1

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 July 2017, Coca-Cola European Partners plc had 484,297,990 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 484,297,990 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Exhibit 2
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Exhibit 3
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Exhibit 4
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Exhibit 5
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Exhibit 6
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Exhibit 7
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Exhibit 8
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	**Details of PDMR / person closely associated with them ("PCA")**	
a)	Name	Stephen Moorhouse
2.	**Reason for notification**	
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company ("**Ordinary Shares**") GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.610256 Ordinary Shares
c)	Price(s) and volume(s)	Price(s): USD $43.128 – Volume(s): 4.151103 Price(s): USD $0.00 – Volume(s): 3.459153
d)	Aggregated information - Aggregated volume - Price	Aggregated Volume: 7.610256 Ordinary Shares Aggregated Price: USD $23.524673 per share
e)	Date of the transaction	27 July 2017
f)	Place of the transaction	New York Stock Exchange

Price(s)	Volume(s)
USD $43.128	4.151103
USD $0.00	3.459153

Exhibit 9
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Exhibit 10
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Exhibit 11
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them